                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the quarter ended July 31, 2000

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


       (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


           Form 20-F   X                           Form 40-F
                      ---                                    -----


    (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

           Yes   X                                 No
                ---                                    -----

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

As of October 31, 2000, the number of MERANT's ordinary shares outstanding was 134,945,083.

                               TABLE OF CONTENTS*


PART I  -  FINANCIAL INFORMATION                                                                       PAGE
                                                                                                       ----

Item 1        Financial statements                                                                       1

Item 2        Management's discussion and analysis of financial condition and results of                 6
              operations

Item 3        Quantitative and qualitative disclosures about market risk                                 15

PART II  -  OTHER INFORMATION

Item 1        Legal proceedings                                                                          15

Item 2        Changes in securities and use of proceeds                                                  16

Item 3        Defaults upon senior securities                                                            16

Item 4        Submission of matters to a vote of security holders                                        16

Item 5        Other information                                                                          16

Item 6        Exhibits                                                                                   16

SIGNATURES                                                                                               17



*The item numbers in this Report of Foreign Issuer on Form 6-K correspond to those of Form 10-Q.

PART I - FINANCIAL INFORMATION

ITEM 1 - FINANCIAL STATEMENTS

                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                (in thousands, except per share and per ADS data)
                                   (unaudited)


                                                                                                 Three months ended
                                                                                              JULY 31,        July 31,
                                                                                               2000             1999
---------------------------------------------------------------------------------------------------------------------------
NET REVENUE
        License fees                                                                              $30,611          $42,526
        Maintenance subscriptions                                                                  27,954           25,380
        Training and consulting                                                                    14,251           19,689
---------------------------------------------------------------------------------------------------------------------------
TOTAL NET REVENUE                                                                                  72,816           87,595
---------------------------------------------------------------------------------------------------------------------------
COST OF REVENUE
        Cost of license fees                                                                        2,375            2,555
        Cost of maintenance subscriptions                                                           5,390            5,694
        Cost of training and consulting                                                            15,095           14,916
---------------------------------------------------------------------------------------------------------------------------
TOTAL COST OF REVENUE                                                                              22,860           23,165
---------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                                                       49,956           64,430
---------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
        Research and development                                                                   14,770           14,492
        Sales and marketing                                                                        38,112           40,830
        General and administrative                                                                  6,249            7,812
        Goodwill amortization                                                                       3,121              978
---------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                                                                           62,252           64,112
---------------------------------------------------------------------------------------------------------------------------
(LOSS) INCOME FROM OPERATIONS                                                                    (12,296)              318
Interest income, net                                                                                1,583            1,013
---------------------------------------------------------------------------------------------------------------------------
(LOSS) INCOME BEFORE INCOME TAXES                                                                (10,713)            1,331
Income taxes                                                                                            -            (479)
---------------------------------------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                                                                (10,713)             $852
---------------------------------------------------------------------------------------------------------------------------

NET (LOSS) INCOME PER SHARE: BASIC                                                                ($0.07)            $0.01
Net (loss) income per ADS: basic                                                                  ($0.36)            $0.03
---------------------------------------------------------------------------------------------------------------------------
Shares used in computing basic net (loss) income per share                                        149,355          143,792
Shares used in computing basic net (loss) income per ADS                                           29,871           28,758
---------------------------------------------------------------------------------------------------------------------------

NET (LOSS) INCOME PER SHARE: DILUTED                                                              ($0.07)            $0.01
Net (loss) income per ADS: diluted                                                                ($0.36)            $0.03
---------------------------------------------------------------------------------------------------------------------------
Shares used in computing diluted net (loss) income per share                                      149,355          148,606
Shares used in computing diluted net (loss) income per ADS                                         29,871           29,721


Note:  Each American depositary share, or ADS, represents five ordinary shares.


The accompanying notes are an integral part of these condensed consolidated financial statements.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in thousands)



                                                                                            JULY 31,        April 30,
                                                                                              2000             2000
                                                                                          (UNAUDITED)       (audited)
--------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
      Cash and cash equivalents                                                                 $101,556         $106,140
      Short-term investments                                                                      17,162           19,538
      Accounts receivable, net                                                                    73,680           92,840
      Prepaid expenses and other assets                                                           11,980           10,127
--------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                             204,378          228,645
--------------------------------------------------------------------------------------------------------------------------
FIXED ASSETS:
      Property, plant and equipment, net                                                          45,436           47,518
      Goodwill, net                                                                               41,746           44,297
      Software product assets, net                                                                 4,883            5,569
      Other assets                                                                                 3,255            2,987
--------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                    $299,698         $329,016
--------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
      Bank loans                                                                                  $2,644           $2,785
      Accounts payable                                                                            10,525           12,208
      Accrued employee compensation                                                               14,358           20,088
      Income taxes payable                                                                         8,334            7,601
      Deferred revenue                                                                            64,288           69,830
      Other current liabilities                                                                   35,174           41,945
--------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                                        135,323          154,457
DEFERRED INCOME TAXES                                                                             14,724           13,157
--------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                                150,047          167,614
--------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
      Ordinary shares                                                                              4,878            4,876
      Additional paid-in capital and other reserves                                              172,924          172,892
      Treasury stock                                                                             (9,646)         (11,742)
      Retained (deficit) earnings                                                                (4,271)            6,442
      Accumulated other comprehensive loss                                                      (14,234)         (11,066)
--------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                                       149,651          161,402
--------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                      $299,698         $329,016
--------------------------------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of these condensed consolidated financial statements.

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
                                 (in thousands)
                                   (unaudited)

---------------------------------------------------------------------------------------------------------------------------
                                                                                                 THREE MONTHS ENDED
                                                                                             JULY 31,         July 31,
                                                                                               2000             1999
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
        Net (loss) income                                                                       ($10,713)             $852
        Adjustments to reconcile net (loss) income to cash (used) provided by operating activities:
           Depreciation of fixed assets                                                             3,470            3,251
           Amortization of software product assets and other intangibles                            3,117            3,481
           Changes in operating assets and liabilities                                            (1,912)          (4,330)
           Other items                                                                                  -            1,398
---------------------------------------------------------------------------------------------------------------------------
NET CASH (USED) PROVIDED BY OPERATING ACTIVITIES                                                  (6,038)            4,652
---------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
        Purchases of property, plant & equipment                                                  (2,665)          (3,303)
        Software product assets and other intangibles                                                (98)          (1,517)
        Available-for-sale securities, net                                                          2,376           13,809
---------------------------------------------------------------------------------------------------------------------------
        Net cash (used) provided by investing activities                                            (387)            8,989
---------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
        Issuance of ordinary shares, net of expenses                                                2,377            1,139
        Own shares                                                                                  (847)                -
        Repayment of borrowings                                                                         -            1,644
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                                           1,530            2,783
---------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                               311              141
---------------------------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE IN CASH                                                                       (4,584)           16,565
Cash at beginning of period                                                                       106,140           86,580
---------------------------------------------------------------------------------------------------------------------------
CASH AT END OF PERIOD                                                                            $101,556         $103,145
---------------------------------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of these condensed consolidated financial statements.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

    MERANT plc is a United Kingdom corporation and is registered in England and Wales. This submission on Form 6-K is furnished on a voluntary basis, because MERANT is not required to report quarterly financial information to the SEC as a foreign private issuer.

1. BASIS OF PRESENTATION

    These condensed consolidated financial statements are stated in U.S. dollars and are prepared under U.S. generally accepted accounting principles (GAAP) for interim financial information. They have been prepared in accordance with SEC instructions and should be read in conjunction with the audited consolidated financial statements and notes for the year ended April 30, 2000, included in MERANT's Annual Report on Form 20-F which was submitted to the SEC on October 31, 2000.

    The financial information at July 31, 2000 and for the three-month periods ended July 31, 2000 and 1999 is unaudited, but includes all normal, recurring adjustments which are, in management's opinion, necessary for a fair presentation of our results for the interim periods presented. The year-end balance sheet at April 30, 2000 has been derived from the audited balance sheet as of April 30, 2000, but does not include all disclosures required by U.S. GAAP. Other information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted, as permitted by SEC regulations. MERANT believes that the disclosures are adequate to ensure that the information presented is not misleading.

    Results for the three-month period ended July 31, 2000 are not necessarily indicative of results that may be expected for the fiscal year ending April 30, 2001 or any future interim or full-year period.

    The financial information contained in this quarterly report does not constitute statutory accounts as defined in section 240 of the U.K. Companies Act 1985. The figures for the year ended April 30, 2000 are based on the audited financial statements which will be filed with the U.K. Registrar of Companies following MERANT's annual meeting of shareholders on November 29, 2000. The auditors' reports on both the U.S. and U.K. financial statements for that year were unqualified.

2. EARNINGS PER SHARE

    The following table discloses the numerators and denominators used in the computation of net (loss) income per ordinary share and net (loss) income per ADS equivalent. Each ADS represents five ordinary shares.


--------------------------------------------------------------------------------------------------------------------------------
                                                                                                        THREE MONTHS ENDED
                                                                                                     JULY 31,        July 31,
(in thousands)                                                                                         2000            1999
--------------------------------------------------------------------------------------------------------------------------------
Net (loss) income per ordinary share:
Numerator for basic and diluted net (loss) income per ordinary share:
       Net (loss) income                                                                               ($10,713)           $852
--------------------------------------------------------------------------------------------------------------------------------
Denominator for basic net (loss) income per share:
       Weighted average shares outstanding                                                               149,355        143,792
       Dilutive share options                                                                                  -          4,814
--------------------------------------------------------------------------------------------------------------------------------
Denominator for diluted net (loss) income per share:                                                     149,355        148,606
--------------------------------------------------------------------------------------------------------------------------------
Net (loss) income per ADS:
Numerator for basic and diluted net (loss) income per ADS:
       Net (loss) income                                                                               ($10,713)           $852
--------------------------------------------------------------------------------------------------------------------------------


Denominator for basic net (loss) income per ADS:

       Weighted average ADS equivalents outstanding                                                   29,871           28,758
       Dilutive share options                                                                              -              963
Denominator for diluted net (loss) income per ADS:                                                    29,871           29,721
--------------------------------------------------------------------------------------------------------------------------------

3.  COMPREHENSIVE INCOME

      MERANT's total comprehensive (loss) income was as follows:

--------------------------------------------------------------------------------------------------------------------------------
(in thousands)                                                                                        THREE MONTHS ENDED
                                                                                                   JULY 31,        July 31,
                                                                                                     2000            1999
------------------------------------------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                                                                   ($10,713)            $852
Currency translation adjustment                                                                       (3,238)              42
Unrealised loss on available-for-sale securities, net of tax                                               70               -
--------------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE (LOSS)
INCOME                                                                                              ($14,021)            $894
--------------------------------------------------------------------------------------------------------------------------------



4. SEGMENTS

    Effective May 1, 2000, the beginning of this fiscal quarter, MERANT changed the basis of its internal reporting. The four solution areas into which MERANT previously analyzed its operations were consolidated into two solution areas, namely E-solutions and I-solutions. The E-solutions business represents the segment previously referred to as Enterprise Consulting Solutions, and I-solutions is a grouping of the other three former business segments. The following tables, which analyze revenue and operating income (loss) for each segment, reflect this change.

----------------------------------------------------------------------------------------------------------------------------
                                                                                                   THREE MONTHS ENDED
                                                                                                JULY 31,        July 31,
                                                                                                  2000            1999
----------------------------------------------------------------------------------------------------------------------------
NET REVENUE
I-solutions:
   Application Creation and Transformation                                                           $27,852        $37,217
   Application Development Management                                                                 30,691         29,705
   Enterprise Data Connectivity                                                                       10,342         10,432
----------------------------------------------------------------------------------------------------------------------------
                                                                                                     $68,885        $77,354
E-solutions                                                                                            3,931         10,241
----------------------------------------------------------------------------------------------------------------------------
                                                                                                     $72,816        $87,595
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM OPERATIONS
I-solutions:
   Application Creation and Transformation                                                             3,435          6,285
   Application Development Management                                                                  3,419          7,891
   Enterprise Data Connectivity                                                                        1,515          1,386
----------------------------------------------------------------------------------------------------------------------------
                                                                                                       8,369         15,562
E-solutions                                                                                          (3,409)          1,534
----------------------------------------------------------------------------------------------------------------------------
                                                                                                      $4,960        $17,096
----------------------------------------------------------------------------------------------------------------------------


    The following table reconciles the combined income (loss) from operations of the solution areas to (loss) income before income taxes:

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                   THREE MONTHS ENDED
                                                                                                JULY 31,        July 31,
                                                                                                   2000            1999
--------------------------------------------------------------------------------------------------------------------------------
SOLUTION AREA INCOME FROM OPERATIONS                                                                  $4,960        $17,096
Corporate non-allocated costs                                                                       (17,256)       (16,778)
Interest income, net                                                                                   1,583          1,013
--------------------------------------------------------------------------------------------------------------------------------
(LOSS) INCOME BEFORE INCOME TAXES                                                                  ($10,713)         $1,331
--------------------------------------------------------------------------------------------------------------------------------



5. CONTINGENT LIABILITY

    In December 1998 and January 1999, seven class action securities complaints were filed in the U.S. District Court for the Southern District of New York against MERANT and certain of its officers and directors. The Court ordered the seven cases consolidated, appointed lead plaintiffs and lead counsel, and ordered the filing of a consolidated complaint, which was filed on June 9, 1999. The lead plaintiffs seek to have the matter certified as a class action of purchasers of the ADSs of MERANT during the period from June 17, 1998 to November 12, 1998, including the former shareholders of INTERSOLV who acquired ADSs in connection with the merger involving the two companies. The consolidated complaint alleges various violations of the federal securities laws and seeks unspecified compensatory damages for alleged failure to disclose material nonpublic information concerning MERANT's business condition and prospects.

    In May 1999, MERANT filed a motion to transfer the matter to the Northern District of California, and the Court granted MERANT's motion in November 1999. The action was transferred in December 1999 to the Northern District of California. After the action was transferred to California, plaintiffs again amended their complaint alleging the same claims as described in the prior amended complaint but without the 1934 Act claims or the class period. MERANT filed a motion to dismiss the newly-amended complaint in June 2000. A hearing on the motion took place on September 20, 2000 and the court has taken the parties' arguments under submission.

    MERANT intends to defend this litigation vigorously. However, due to the inherent uncertainties of litigation, MERANT cannot accurately predict the ultimate outcome of the litigation. Any unfavorable outcome of litigation could have an adverse impact on MERANT's business, financial condition and results of operations.

    MERANT and its subsidiaries are also involved in legal proceedings, claims and litigation arising in the ordinary course of business. Although the ultimate results of these legal proceedings, claims and litigation are not currently determinable, in the opinion of management these matters will not materially affect MERANT's financial position, results of operations, or liquidity.

6. SUBSEQUENT EVENTS

    On August 24, 2000, MERANT purchased for cancellation 14,408,798 ordinary shares at 95 pence (sterling) per share for an aggregate consideration of Pound Sterling13,688,000 ($20,258,000 based on the exchange rate on August 24, 2000). Authority to make this purchase was granted by shareholders at the annual general meeting held on September 16, 1999. The purchase represented 9.7% of the issued share capital as of the date of the transaction. The shares were purchased on the London Stock Exchange and were cancelled effective September 1, 2000.


ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    This discussion should be read in conjunction with:

      - the condensed consolidated financial statements and notes included in this Part I; and

      - the audited consolidated financial statements in U.S. format for the fiscal year ended April 30, 2000, included in the Annual Report on Form 20-F which was submitted to the SEC on October 31, 2000.

RESULTS OF OPERATIONS

REVENUE

    Total net revenue for the first quarter of fiscal 2001 decreased by 17% or $14.8 million, from $87.6 million in the first quarter of fiscal 2000. Total net revenue in the first quarter was negatively impacted by a decline in demand for our Year 2000 and traditional COBOL businesses, reflecting an industry-wide decline in demand for COBOL and mainframe products. Revenues generated by our Egility e-business software solutions grew by 7%, but did not accelerate as much as had been anticipated during the first quarter.

    Revenue by solution area: I-Solutions reported an 11% decline in revenue for the first quarter of fiscal 2001 relative to the first quarter of fiscal 2000. Our Application Development Management solution area reported a 3% increase in revenue, and contributed 42% of total net revenue, compared to 34% for the first quarter of fiscal 2000. This revenue growth was more than offset by a 25% decline in our Application Creation and Transformation solution area, which contributed 38% of total net revenue, compared to 42% for the comparable prior year period. ACT revenues have declined as a result of the significant decrease in Year 2000 business and reduced demand for our traditional COBOL products and services. Revenues from our Enterprise Data Connectivity solution area matched reported revenues in the equivalent prior year period. E-Solutions revenue declined significantly as a result of a decrease in demand for Year 2000 and other consulting services.

    Revenue by geography: All geographic areas were impacted by the decline in demand for our Year 2000 and traditional COBOL products and services. North American revenue for the first quarter of fiscal 2001 declined by 10% relative to the comparable quarter last year and accounted for 63% of our total revenue, compared to 58% in the first quarter of last year. International revenue for the current quarter declined by 27% relative to the comparable quarter last year.

    Revenue by product type: License fee revenue for the first quarter of fiscal 2001 decreased by 28% relative to the comparable prior year period. This decline is attributable to lower revenues from our Year 2000 and traditional COBOL product offerings. Maintenance subscriptions for the quarter were up 10% from the comparable prior year period. Training and consulting revenue, which includes our Year 2000 consulting business, fell by 28%. Total COBOL revenue declined 24%, with Cobol license fees down 43%.

    There can be no assurance that the markets for our products and services will grow in future periods at their historical rates of growth, that certain segments of our business will not decline, or that we will be able to increase or maintain our market share in the future or achieve our historical revenue growth rates.

GROSS PROFIT

    For the first quarter of fiscal 2001, gross profit as a percentage of total net revenue declined to 69%, from 74% in the first quarter of the prior year. This decrease is primarily the result of lower consulting revenues, where the direct costs of generating that revenue stream did not fall proportionately.

    Our gross profit margin can be affected by a number of factors, including changes in product or distribution channel mix, the mix of product and service revenue, and competitive pressures on pricing. Gross margin also is dependent on discounts selectively provided to customers in competitive sales situations. In addition, gross margin may decline if we expand our consulting organization and are unable to deploy the increased capacity to revenue generating projects. As a result of the above factors, gross margin may be difficult to predict, and may fluctuate from current levels in future periods.

OPERATING EXPENSES

    Research and development expenses for the first quarter of fiscal 2001 were 2% higher than those reported in the first quarter of fiscal 2000, and represented 20% of total net revenue compared to 17% in the first quarter of fiscal 2000. We believe that ongoing development of new products and features is required to maintain and enhance our competitive position. Accordingly, while we intend to continue to control expenses where possible, we anticipate that research and development expenses will increase over time, and may not be directly related to the level of revenue realized in future quarters.

    Sales and marketing expenses for the first quarter of fiscal 2001 were 7% lower than the first quarter of fiscal 2000, but represented 52% of total net revenue, compared to 47% for the comparable prior year period. The decrease in sales and marketing expenses reflected the impact of the measures taken at the end of fiscal 2000 to reduce costs. However, we believe that continued investment in sales, marketing, customer support and promotional activities is essential to maintaining our competitive position. Accordingly, we anticipate that sales and marketing expenses may increase in future periods.

    General and administrative expenses for the first quarter of fiscal 2001 were 20% lower than the first quarter of fiscal 2000 and represented 9% of net revenue, the same percentage as in the comparable prior year period. The significant decrease reflects the impact of the measures taken at the end of fiscal 2000 to reduce costs. However, we are investing to further strengthen MERANT's infrastructure and we anticipate that general and administrative expenses will increase in future quarters.

    Goodwill amortization for the first quarter of fiscal 2001 was 219% higher than in the first quarter of fiscal 2000 and represented 4% of net revenue, compared to 1% for the comparable prior year period.. The significant increase results from the goodwill capitalised during fiscal 2000 on the acquisitions made during that year. We anticipate that goodwill amortization will remain at least at this level in future quarters, and may increase, depending on the level of future corporate acquisitions.

    MERANT has recorded no tax charge (or credit) in the current fiscal quarter. In the first quarter of fiscal 2000 the tax rate was 36%. The income tax expense for the first quarter of each fiscal year is based on management's estimate of the effective tax rate for the full year.

    Net loss before taxation was $10.7 million in the first quarter of fiscal 2001, compared to a net profit before taxation of $1.3 million in the first quarter of the prior year. Loss per ordinary share was $0.07 for the first quarter of fiscal 2001, compared to diluted earnings per share of $0.01 in the comparable prior year quarter, and loss per ADS was $0.36 compared with diluted earnings per share of $0.03 in the prior year quarter.

LIQUIDITY AND CAPITAL RESOURCES

    At July 31, 2000, cash, cash equivalents and short-term investments totaled $118.7 million compared with $124.0 million at April 30, 2000, a decrease of $5.3 million during the quarter.

    In the first quarter of fiscal 2001, operating activities absorbed $6.0 million. In addition, the Company invested $2.7 million in property, plant and equipment and $0.1 million on capitalized software. Financing activities produced cash of $1.5 million from the exercise of employee share options, net of the cost of acquiring shares for the employee share purchase plan.

    In the first quarter of fiscal 2000, MERANT generated $4.7 million from operations. The Company invested $3.3 million in property, plant and equipment and $1.5 million on capitalized software. Financing activities produced cash of $1.1 million from the exercise of employee share options.

    MERANT has a line of credit under which unsecured financing of up to $8.0 million is available until January 2001. At July 31, 2000 borrowings totaling $2.6 million had been made against this line of credit, compared to $2.7 million at the beginning of the quarter.

    We believe that existing balances of cash, cash equivalents and short-term investments in combination with our available bank line of credit and leasing facilities will be sufficient to meet our operating cash requirements.

FACTORS THAT MAY INFLUENCE FUTURE OPERATING RESULTS

        MERANT operates in a rapidly changing environment that involves a number of risks, some of which are beyond our control. This section of the discussion highlights some of these risks and their possible impact on future results of operations.

        The factors discussed below as well as statements made elsewhere in this quarterly report contain forward-looking statements that are based on the beliefs of MERANT's management, as well as assumptions made by, and information currently available to it. Our actual results, performance or achievements in fiscal 2001 and beyond could differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to material differences include, but are not limited to, those discussed in this section and elsewhere in this quarterly report. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this quarterly report that may reflect events or circumstances occurring after the date of this quarterly report. For more information on forward-looking statements, see "Forward Looking Statements" below in this Part I, Item 1.

MERANT's operating results may fluctuate, and any fluctuations could adversely affect the price of MERANT securities

        Our future operating results are subject to quarterly and annual fluctuations. If we fail to meet the expectations of securities analysts and investors as a result of any future fluctuations in our quarterly operating results, the market price of MERANT securities would likely decrease. We expect that our results may fluctuate in the future due to a variety of factors, including:

      -  demand for our products,
      -  the size and timing of customer orders and the lengthy sales cycle,
      -  product life cycles,
      - our ability to introduce and market new and enhanced versions of our products on a timely basis,
      - the introduction and acceptance of new products and product enhancements by us or by our competitors,
      - customer order deferrals in anticipation of new or enhanced products or technologies,
      - the timing of product introductions or enhancements by us or by our competitors,
      -  technological changes in the software industry,
      - changes in the mix of distribution channels through which our products are offered,
      - purchasing patterns of distributors and retailers, including customer budgeting cycles,
      -  the quality of products sold,
      -  price and other competitive conditions in the industry,
      -  changes in our level of operating expenses,
      -  changes in our sales incentive plans,
      - our ability to acquire and effectively integrate companies and solutions,
      -  the cancellation of licenses during the warranty period,
      -  non-renewal of maintenance agreements,
      - the effects of extended payment terms (particularly for international customers),
      -  economic conditions generally or in various geographic areas, and
      -  other factors discussed in this section.

MERANT's insignificant backlog and long sales cycle combined with costs that are fixed, make it difficult for us to predict future revenue and compensate for a revenue shortfall

        Historically, we have operated with little product backlog, because we generally ship our products when we receive an order. As a result, our product revenue in any quarter will depend on the volume and timing of orders received in that quarter, and our ability to fill those orders. In addition, the purchase process of our customers typically ranges from a few weeks to several months or longer from initial inquiry to order, which makes it difficult to predict the timing of sales and license fees. Our staffing and operating expenses are based on anticipated revenue levels, and a high percentage of our costs is fixed in the short term and does not vary with revenue. Because of these factors, small variations between anticipated orders and actual orders, as well as non-recurring or large orders, can cause disproportionate variations in our operating results from quarter to quarter. As a result, and due to the typical size of customers' orders, our quarterly operating results and cash flow would suffer from a lost or delayed sale. Moreover, if significant sales occur earlier than expected, operating results for later quarters may suffer.

Seasonality can cause MERANT's operating results to fluctuate

        Our revenue also is affected by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. In addition, we have historically experienced lower revenue for the first quarter of a fiscal year than in the fourth quarter of the prior fiscal year. We typically recognize a high proportion of quarterly revenue during the last month of a fiscal quarter and significant fluctuations in new order revenue can occur due to the timing of customer orders. Quarterly results therefore can vary to the extent that sales for a quarter are delayed, particularly since a relatively high proportion of our expenses do not vary with revenue.

MERANT's revenue could decline if there is a decline in the demand for or use of the COBOL language or mainframe computers or a decline in the demand for MERANT's COBOL offerings

        A substantial portion of our revenue is derived from products and related services for mainframe application development in the COBOL language and for COBOL compilers running on workstations and personal computers. We expect that a substantial portion of our revenue will continue to be derived from these products and services in the future. As a result, our future operating results depend upon continued demand for, and market acceptance and use of, the COBOL language. Any decline in that market as a result of competition, technological change or other factors could cause our revenues to decline. Recently, our COBOL revenues have decreased at a faster than expected rate, reflecting an industry-wide phenomenon, and this decline could continue. MERANT plans to reduce operating expenses in the COBOL area, which could negatively impact our COBOL revenues in the future.

If our new products or product enhancements fail to achieve customer acceptance, or if we fail to manage product transitions, our business reputation and financial performance would suffer

        MERANT is in a market that is subject to rapid technological change. We must continually adapt to that change by improving our products and introducing new products, technologies and services, such as the Egility e-business software solutions. Our growth and financial performance will depend in part on our ability to develop and introduce enhancements of existing products and new products that accommodate the latest technological advances and standards, customer requirements and market conditions on a timely and cost-effective basis. This depends in part on our ability to attract and retain qualified employees. In the past, we have experienced delays and increased expenses in developing new products. We may not be successful in marketing, on a timely basis or at all, competitive products, product enhancements and new products that respond to technological change, changes in customer requirements and emerging industry standards.

Product defects can be expensive to fix and can cause MERANT to lose customers

        Software products as complex as those we offer may contain undetected errors or failures when first introduced or as new versions are released. Despite our testing, as well as testing and use by current and potential customers, errors might be found in new products after commencement of commercial shipments. The occurrence of errors could result in loss of or delay in market acceptance of our products.

Protection of our intellectual property is limited, which may affect MERANT's competitive position

        Our success depends upon our proprietary software technology. Despite the precautions we take to protect our proprietary rights, it may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, or to develop similar technology independently. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which software piracy of our products exists, software piracy can be expected to be a persistent problem. In addition, effective protection of intellectual property rights may be unavailable or limited in some foreign countries. Patents have been granted on fundamental technologies in software, and patents may issue that relate to fundamental technologies incorporated into our products.

Our products may infringe the intellectual property rights of third parties, which may result in lawsuits and prevent MERANT from selling our products

        Except for a trademark infringement claim against our distributor in Brazil, there are currently no material notices or pending claims that our products, trademarks or other proprietary rights infringe the proprietary rights of third parties. However, third parties could assert infringement claims against us in the future. If it is necessary or desirable, we may seek licenses under disputed third party intellectual property rights. However, these licenses may not be available on reasonable commercial terms, if at all. The failure to obtain a license from a third party for technology that we use could cause us to incur substantial liabilities and to suspend the production and sale of certain products. With regard to those technologies that we license from third parties, we must rely upon those third parties for information on the ownership of the licensed technologies. As a result, our exposure to infringement claims may increase. We generally obtain representations as to the ownership of licensed technology and indemnification to cover any breach of these representations. However, representations may not be accurate and indemnification may not provide adequate compensation or protection for breach of the representations.

        In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish their validity. Litigation to determine the validity of any claims could result in significant expense and divert the efforts of our technical and management personnel from operating activities, whether or not the litigation is determined in our favor. In the event of an adverse ruling in any litigation, we may be required to pay substantial damages, to discontinue the use and sale of infringing products, to expend significant resources to develop non-infringing technology or to obtain licenses to the infringed technology. Our failure to develop or license a substitute technology could prevent us from selling our products. As the number of software products in the industry increases and the functionality of these products further overlaps, we believe that software developers may become increasingly subject to infringement claims. Any claims against us, with or without merit, as well as claims we initiate against third parties, can be time consuming and expensive to defend or prosecute and to resolve.

Competition can lead to pricing pressures and loss of market share

        Rapid technological change and aggressive competition characterize the markets in which we compete. We expect competition to increase in the future from existing competitors and from other companies that may enter our existing or future markets with similar or substitute solutions that may be less costly or provide better performance or functionality than our products. Some of our current and prospective competitors have greater financial, marketing or technical resources and may be able to adapt more quickly to new or emerging technologies, or devote greater resources to the promotion and sale of their products than we can. Other companies may develop competitive products in the future. In addition, the software industry is characterized generally by low barriers to entry, as a result of which new competitors with technological, marketing or other competitive advantages may emerge and rapidly acquire market share. Furthermore, we may not be able to compete effectively in the future in the professional services market. If price competition increases significantly, competitive pressures could cause us to reduce the prices of our products and services, which would result in reduced profit margins and could harm our ability to provide adequate service to our customers.

International sales account for a significant portion of our total revenue, which exposes MERANT to the business and economic risks of global operations

        In fiscal years 2000, 1999 and 1998, sales to customers outside of the United States represented approximately 42%, 40% and 35%, respectively, of our revenue. We intend to continue to expand our operations outside of the United States and enter additional international markets, and commit significant time and resources to developing international sales and support channels. The risks inherent in conducting international business generally include:

      -  exposure to exchange rate fluctuations
      -  longer payment cycles
      - greater difficulties in accounts receivable collection and enforcing agreements
      -  tariffs and other restrictions on foreign trade
      -  U.S. export requirements
      -  economic and political instability
      -  withholding and other tax consequences
      -  restrictions on repatriation of earnings
      -  the burdens of complying with a wide variety of foreign laws
      -  general economic conditions.

If we lose key personnel or are unable to hire additional qualified personnel as necessary, we may not be able to manage our business successfully or sell our products

        Several of our senior management personnel are relatively new to MERANT and our success will depend in part on the successful assimilation and performance of these individuals. Competition for qualified personnel in the software industry is intense, and we may not be able to attract and retain a sufficient number of qualified personnel to conduct our business in the future. Our success depends to a significant degree upon the continued contributions of our key management, marketing, product development, professional services and operational personnel, including key personnel of acquired companies. We do not have employment agreements with most of our key personnel to ensure their continued employment, and we do not maintain key person life insurance on any of these persons.

If MERANT were unable to manage change effectively, our operations would be disrupted

        MERANT has recently experienced tremendous organizational change and significant turnover of personnel. The company plans to continue making adjustments in such areas as the sales and marketing organization and the COBOL business. These changes have placed a significant strain on our financial, management, operational and other resources. These strains will continue as the company continues its transition to an e-business software solutions company. Our management, personnel, systems, procedures and controls may not be adequate to support existing and future operations.

Market volatility may cause the price of our securities to decline

        The market price of MERANT's securities has experienced significant price volatility, particularly since the announcement in June 1998 of the merger with INTERSOLV, and volatility may occur in the future. Factors that may have a significant impact on the market price of our securities include:

      - actual or anticipated fluctuations in our operating results,
      - changes in financial estimates by securities analysts,
      - announcements of technological innovations,
      - new products or new contracts by us or by our competitors,
      - developments with respect to patents, copyrights or proprietary rights,
      - conditions and trends in the software and other technology industries,
      - adoption of new accounting standards affecting the software industry, and

      - general market conditions.

        Furthermore, the stock market has experienced extreme volatility that has particularly affected the market prices of equity securities of many high technology companies. These market fluctuations, as well as general economic, political and market conditions, may cause the market price of our securities to be volatile.

If we engage in future business combinations, we may fail to integrate acquired businesses effectively, which could disrupt our ongoing business and generate negative publicity

        We have completed a number of business combinations in recent years, most recently the merger with INTERSOLV in September 1998, and the acquisitions of Essential Software, Inc. in August 1999, EnterpriseLink Technology Corporation in November 1999, Trillium Software Corporation in December 1999 and Northern Software Partners AS in January 2000. We may complete additional acquisitions in the future. The process of integrating an acquired company's business into our operations may result in unforeseen operating difficulties and expenditures. It may also absorb significant management attention that would otherwise be available for the ongoing development and operation of our business. Moreover, the anticipated benefits of an acquisition might not be realized. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurring of debt and contingent liabilities, and amortization provisions related to goodwill and other intangible assets. In addition, acquisitions involve numerous risks, including:

- difficulties in the assimilation of the operations, technologies and products of the acquired companies,

- difficulties in managing diverse geographic sales and research and development operations,

- the diversion of management attention from other business concerns,

- risks of entering markets in which we have no or limited direct prior experience, and

- the potential loss of key employees of MERANT or the acquired company.

YEAR 2000 AND EURO ISSUES COULD STILL NEGATIVELY AFFECT OUR BUSINESS

        We developed and implemented an enterprise-wide plan to analyze and address potential Year 2000 issues affecting our internal systems, our interaction with third party vendors and suppliers, and our products and services. As of September 30, 1999, we completed the plan in all material respects, although we have continued to address internal Year 2000 readiness issues on an ongoing basis with respect to newly-acquired systems and suppliers, regularly-scheduled system updates and upgrades, and internal operations. To date we have experienced no significant impact from the Year 2000 problem on our ability to carry on normal business operations. However, there can be no assurance that we will not experience significant unanticipated negative consequences caused by undiscovered Year 2000 problems with our internal systems, our third party vendors and suppliers, or our products and services.

        While we have not been subject to any claims or lawsuits to date relating to any Year 2000-related failures of our products or services, there can be no assurance that customers or former customers will not bring claims or lawsuits against us seeking compensation for losses associated with any such failures. A material adverse outcome in a Year 2000 claim or lawsuit could have a material adverse effect on our business, financial condition and results of operations

        Effective January 1, 1999, eleven of the fifteen member countries of the European Union adopted the euro as their legal currency. On that date, the participating countries established fixed euro conversion rates between their existing sovereign currencies and the euro. The euro now trades on currency exchanges and is available for non-cash transactions. As of May 1, 1999, MERANT's internal systems have the ability to price and invoice customers in the euro. We are also engaging in foreign exchange and hedging activities in the euro. We will continue to modify the internal systems that will be affected by this conversion, but do not expect the costs of further system modifications to be material. There can be no assurance, however, that we will be able to complete such modifications to comply with euro requirements, which could have a material adverse effect on our business, financial condition and results of operations. We will continue to evaluate the impact of the euro's introduction on our foreign exchange and hedging activities, functional currency designations and pricing strategies in the new economic environment. In addition, we face risks to the extent that banks and vendors upon whom we rely are unable to make appropriate modifications to support our operations with respect to euro transactions. While we will continue to evaluate the impact of the euro, management does not believe its introduction will have a material adverse effect upon our business, financial condition or results of operations.

The rights of MERANT's shareholders may differ from the shareholder rights of a U.S. corporation

        The right of shareholders and, therefore, certain of the rights of holders of ADRs, are governed by English law, including the Companies Act 1985, and by MERANT's Memorandum and Articles of Association. These rights differ in many respects from the rights of shareholders in typical U.S. corporations.

U.S. judgments may not be enforceable against MERANT

        MERANT is a public limited company organized under the laws of England and Wales. Judgments of U.S. courts, including judgments against MERANT, predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in English courts.

Exchange rate fluctuations can cause our operating results to fluctuate

        The majority of our revenue arises in U.S. dollars, while our costs are incurred approximately equally in U.S. dollars and other currencies, predominantly G.B. pounds. Consequently, fluctuations in exchange rates, particularly between the U.S. dollar and the G.B. pound, may have a significant impact on our operating results, notably when expressed in G.B. pounds. During the current fiscal quarter, fluctuations between the U.S. dollar and the G.B. pound were not significant, and net exchange rate gains or losses on operational transactions were not material.


FORWARD-LOOKING STATEMENTS

    The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This quarterly report contains forward-looking statements that include statements regarding expectations for our business strategy, our expenses in the COBOL business area, the company's sales and marketing organization, and its prospects and growth, including the growth of our e-business solutions business and related revenues. Forward-looking statements are subject to the safe harbor created by the Private Securities Litigation Reform Act, which provides that MERANT can be exempt from liability for making forward-looking statements if cautionary language is included with the statements. When used in this document, the words "anticipate," "believe," "estimate," "expect," "plan" and similar expressions, as they relate to MERANT or its management, are intended to identify these forward-looking statements.

    These forward-looking statements involve a number of risks and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements. Future results will be difficult to predict as MERANT transforms its business strategy to provide e-business solutions and away from certain of its past primary markets, including the market for Year 2000 products and services and the market for COBOL and mainframe-related products. MERANT's ability to recruit and retain key personnel, especially in the sales and business units, could materially alter financial results and plans for the sales and business units. Other factors that could cause actual results to differ materially include, among others, our ability to effectively manage our costs against uncertain revenue expectations, the potential for a decrease in revenue or a slowdown in revenue growth which may be caused by delays in the timing of sales and the delivery of products or services, our ability to develop, release, market and sell products and services to customers in the highly dynamic market for enterprise application development and e-business solutions, the potential for a shift in demand for enterprise application development solutions and e-business solutions based on changes in technology and customer needs, the market acceptance of our e-business solutions and e-business solutions generally, the effect of competitors' efforts to enter our markets and the possible success of existing competitors in those markets, and our ability to manage and integrate recently acquired businesses or other businesses that we may acquire in the future.

    Further information on potential factors which could affect our financial results is included above in this Part I, Item 2 under the heading "Factors That May Influence Future Operating Results" and elsewhere in this quarterly report and in MERANT's Form 20-F for the year ended April 30, 2000. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this announcement that may reflect events or circumstances occurring after the date of this announcement.


ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    MERANT is exposed to financial market risks, including interest rates and foreign currency exchange rates. We do not use derivative financial instruments for speculative purposes.

    The primary objective of our investment policy is to preserve principal while maximizing yield without significantly increasing risk. At July 31, 2000 the fair value of our financial instruments with exposure to interest rate risk was $17.2 million. A hypothetical 50 basis point increase in interest rates would result in an approximate $86,000 decrease in the fair value of our securities. This sensitivity analysis is performed on our financial positions at July 31, 2000 and actual results may differ materially from this analysis.

    MERANT is exposed to the effects of foreign currency exchange rate fluctuations, particularly, but not exclusively, between the U.S. dollar and G.B. pounds sterling. We have established a hedging program utilizing foreign currency forward contracts to hedge the value of assets and liabilities recorded in foreign currencies against fluctuations in exchange rates. The foreign exchange forward contracts used are non-leveraged, over-the-counter instruments that involve little complexity, and which substantially have maturities of sixty days or less. No foreign exchange forward contracts were outstanding at July 31, 2000.


PART II - OTHER INFORMATION

ITEM 1 - LEGAL PROCEEDINGS

        In December 1998 and January 1999, seven class action securities complaints were filed in the U.S. District Court for the Southern District of New York against MERANT and certain of its officers and directors. The Court ordered the seven cases consolidated, appointed lead plaintiffs and lead counsel, and ordered the filing of a consolidated complaint, which was filed on June 9, 1999. The lead plaintiffs seek to have the matter certified as a class action of purchasers of the ADSs of MERANT during the period from June 17, 1998 to November 12, 1998, including the former shareholders of INTERSOLV who acquired ADSs in connection with the merger involving the two companies. The consolidated complaint alleges various violations of the federal securities laws and seeks unspecified compensatory damages for alleged failure to disclose material nonpublic information concerning MERANT's business condition and prospects.

        In May 1999, MERANT filed a motion to transfer the matter to the Northern District of California, and the Court granted MERANT's motion in November 1999. The action was transferred in December 1999 to the Northern District of California. After the action was transferred to California, plaintiffs again amended their complaint alleging the same claims as described in the prior amended complaint but without the 1934 Act claims or the class period. MERANT filed a motion to dismiss the newly-amended complaint in June 2000. A hearing on the motion took place on September 20, 2000 and the court has taken the parties' arguments under submission.

        MERANT intends to defend this litigation vigorously. However, due to the inherent uncertainties of litigation, MERANT cannot accurately predict the ultimate outcome of the litigation. Any unfavorable outcome of litigation could have an adverse impact on MERANT's business, financial condition and results of operations.

    MERANT and its subsidiaries are also involved in legal proceedings, claims and litigation arising in the ordinary course of business. Although the ultimate results of these legal proceedings, claims and litigation are not currently determinable, in the opinion of management these matters will not materially affect MERANT's financial position, results of operations, or liquidity.


ITEM 2 - CHANGES IN SECURITIES AND USE OF PROCEEDS

  None.

ITEM 3 - DEFAULTS UPON SENIOR SECURITIES

  None.

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

  None.

ITEM 5 - OTHER INFORMATION

  None.

ITEM 6 - EXHIBITS

  No exhibits are submitted with this quarterly report.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   MERANT plc
                                   ----------
                                  (Registrant)


Date: November 20, 2000        By: /s/ Leo Millstein
                                  ---------------------------------------
                                  Leo Millstein
                                  Vice President, General Counsel and Secretary